Mail Stop 0510

				March 10, 2005


By U.S. Mail and Facsimile to (303) 770-7257

Robert R. Morris
President
Ready Mix, Inc.
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121

	Re:	Ready Mix, Inc.
      Amendment No. 1 to Form S-1 filed February 15, 2005
      File No. 333-122754

Dear Mr. Morris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places.

2. We note that you have checked the box stating that the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. However, you do not describe a delayed offering in the prospectus. Please advise us why you are offering the shares on a delayed basis and provide the appropriate disclosure of the delayed offering on the front cover and in the summary and underwriting sections of the prospectus.

3. It appears that the underwriter warrants are exercisable within one year of their issuance. It is the Division`s position that, for the purposes of Section 5, the offer of convertible securities is also an ongoing offering of the underlying security if the securities are convertible at any time within one year. As a result, the holders of the underwriters` purchase warrants cannot receive shares registered in this offering. However, you may register the resale of the underlying securities.

4. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns. Additionally, please ensure that the table setting forth the underwriting compensation contains all items considered by the NASD to be underwriting compensation. Please refer to Item 508(e) of
Regulation S-K.

5. Please advise us whether you expect to rely on Rule 430A.

6. Please update your registration statement to include your audited financial statements as of December 31, 2004 as provided in Rule
3-
12(d) of Regulation S-X.

7. Please include activity related to your allowance for doubtful accounts and your valuation allowance in Schedule II as provided in
Rule 5-04 of Regulation S-X.

8. Please disclose in your Summary of Significant Accounting Policies and Use of Estimates that you have one reportable segment, if applicable. In addition, please disclose the enterprise-wide disclosures indicated in paragraph 37 even if you have determined that you have a single reportable segment.

Prospectus Front Cover Page

9. Please advise us as to the steps you have taken to apply for listing your company on the American Stock Exchange.

10. If you plan on using the prospectus before the effective date of the registration statement, please include the "Subject to Completion
Legend." See Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 1

11. Please disclose that you are a controlled company and briefly describe Meadow Valley`s business.

Summary Financial Information, page 2

12. In footnote 1 to the balance sheet information, you indicate that additional financing of $2.9 million will be used to acquire property and equipment and for working capital purposes and this amount has been included in total assets at September 30, 2004, as adjusted. On page 11 you indicate that you do not have a firm commitment to provide such financing. We do not believe it is appropriate to include the $2.9 million in additional financing unless it is factually supportable (i.e. has already occurred). Please revise your balance sheet information accordingly. In this regard, please also revise "Use of Proceeds" on page 11 and "Capitalization" on page
12 to remove the $2.9 million of anticipated financing from the tables and related footnotes since there is no firm commitment from any financial institution to provide such financing.

13. Additionally, please tell us and indicate how you reconcile the working capital amount at September 30, 2004, as adjusted, in a footnote to the balance sheet information table.

14. Please clarify whether "as adjusted" assumes the leasing of 60 additional trucks. Please explain here or under Use of Proceeds, the financial effect of your intention to lease additional trucks and how this correlates to your plan to acquire additional plants.

Risk Factors, page 3

15. Many of the risk factors and their headings do not specify the resulting risk. Please revise them as necessary to specify clearly the risk. For example, in the first risk factor, explain how the foreclosure of all your assets would affect your stockholders.
Would
you enter into bankruptcy?

16. Please avoid language in risk factors like "material adverse effect," "adverse effect" or "severe impact." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

17. Please add a prominent risk factor that a significant amount of the proceeds will go to your controlling shareholder.

Substantially all of our assets are collateral for Meadow Valley
Corporation`s. . . , page 3

18. Please provide the value of the collateral securing the bonding obligations of Meadow Valley.

As a public company we will be subject to increased regulatory compliance. . . , page 6

19. Please describe specific risks associated with material weaknesses in your internal controls.

Labor relations matters. . . , page 7

20. Please disclose specific risks to your business related to employees becoming unionized.

Our operations are subject to special hazards. . . , page 7

21. Please disclose that you are named as a defendant in two lawsuits relating to a fatal traffic accident.

Use of Proceeds, page 11

22. Please indicate the amount of debt being repaid to Meadow Valley as of the most recent practicable date and provide the interest rate and maturity of the indebtedness to be discharged. If applicable, please also describe the use of proceeds of the discharged indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

23. Since a material amount of the proceeds is being used to acquire assets, briefly describe and state the cost of the assets. Please provide the additional disclosure required by Item 504 of Regulation
S-K if the assets are to be acquired from affiliates.

24. Describe what you will do with the proceeds if you are unable to obtain $2.9 million in financing from financial institutions.

MD&A, page 15

25. Please disclose any trends or uncertainties that you reasonably expect will have a material impact on net revenues or income from continuing operations. For example, include in the discussion the impact of rising raw material prices, which you refer to in Risk
Factors.  See Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 16

26. Your table disclosure should include amounts that are material and necessary for an understanding of the results of your operations.
The current table includes amounts that you do not address in your analysis of operating results and also excludes amounts discussed. The reader would expect amounts presented in the table to be addressed in the discussion. Please amend your table accordingly. Liquidity and Capital Resources, page 18

27. To enhance your disclosure, please expand your discussion of liquidity and capital resources to include:
* known trends or uncertainties regarding your operating cash flows and working capital;
* a more detailed discussion related to your sources and uses of debt financing, including whether you have or anticipate refinancing any of your debt or capital lease obligations;
* the impact on your liquidity and results of operations from increasing your debt and whether you expect this trend to continue;
* your expectation that you will continue to be dependent on Meadow
Valley Corporation to provide you with cash advances; and
* prospective information on the costs you expect to incur for capital expenditures to expand your business.

28. Please describe in greater detail the loans from Meadow Valley and financial institutions. For example, quantify the amount outstanding under the term agreement and identify the lender.

29. You note elsewhere that you believe you can obtain a firm commitment from financial institutions to obtain $2,870,000 in financing. Please disclose whether you intend to obtain this financing through Meadow Valley.

Quantitative and Qualitative Disclosures About Market Risk, page
20

30. Please expand your discussion to address the impact on future earnings or cash flows of changes in interest rates on your variable rate debt. Refer to Item 305 of Regulation S-K.

Critical Accounting Estimates, page 21

31. Please ensure that your discussion for each critical accounting estimate addresses the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions. See Release No. 33-8040.

32. Please tell us why you consider the valuation of inventory and property, plant and equipment to be critical accounting estimates. What uncertainties are involved in applying current accounting principles to these two asset categories? Refer to section V. of Release No 33-8350 Interpretation-Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Contractual Commitments, page 22

33. Please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt and capital lease obligations. Refer to footnote 46 of Release No 33-8350 Interpretation-Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.
Please disclose any assumptions you made to derive these amounts.

34. There appears to be a large disparity between the
contractually
obligated cash flow related to operating leases at September 30,
2004
and the minimum future rental payments under non-cancelable operating lease as of December 31, 2003 that is disclosed in note 11 on page F-
16. Please supplementally explain the relationship and/or the reason for such a large decrease over the nine-month period.

35. The payments due for capital lease obligations at September
30,
2004 do not agree with amounts disclosed in your commitments and contingencies footnote on page F-26. Please tell us why these amounts do not agree.

36. Please confirm that purchase obligations relate to material purchases from lessors disclosed in footnote (1) on page 33.

Business, page 24

37. Please describe the relationship and the business transactions between you and Meadow Valley. For example, since Meadow Valley is engaged in the construction industry as both a provider of construction services and a supplier of construction materials, to what extent is your business dependent on Meadow Valley? To what extent do you supply cement for Meadow Valley projects?

38. Please describe your equipment leases and supply contracts since you refer to them in Risk Factors.

39. Under Litigation, please describe the relief sought in the complaints. See Item 103 of Regulation S-K.

Facilities and Equipment, page 33

40. Please disclose whether you expect to renew your lease which expires on April 30, 2005.

Management, page 36

41. Disclose whether any other of your officers or directors are affiliated with May Management, Inc., a company controlled by Earle
C. May.

42. Please clarify why you disclose that no options have been granted in the table on page 41, yet on page 38 you disclose that options have been granted to executive officers. Please also provide the information required by Item 701 of Regulation S-K.

Code of Ethics, page 38

43. We note that you have posted your code of ethics on your website.
Please tell us where the code of ethics is on your website.

Executive Compensation, page 39

44. Please include the compensation for fiscal year 2004 and include the CEO in the compensation table.

Stock Ownership of Management, page 42

45. Please disclose whether any other officers of directors of Meadow
Valley listed in the table have disposition or voting control of your shares.

Related Party Transactions, page 42

46. Please describe the legal services provided by your director.

47. Since all your assets guarantee Meadow Valley`s obligations under its construction agreements, please describe the provisions under which Meadow Valley would be considered in default. Please also describe the default provisions in Meadow Valley`s debt instruments which your assets secure.

Underwriting, page 47

48. Please disclose if the securities are to be offered on an exchange. See Item 508(d) of Regulation S-K.

49. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

50. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Legal Matters, page 50

51. Please revise to reflect that your counsel will be opining on the validity of the shares.

52. Please clarify whether Lionel Sawyer will be filing an opinion as an exhibit.

Additional Information, page 51

53. Please revise the second paragraph to provide the information in
Item 101(e)(2) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2003

Balance Sheets, page F-4

54. Please reclassify your net deferred tax liability into current and noncurrent amounts as stated in paragraph 41 of SFAS 109, Accounting for Income Taxes.

Statements of Operations, page F-5

55. You have disclosed that the net gain recognized on the sale of the land is included in other income for the year ended December 31,
2003. Please supplementally tell us what consideration you gave to recognizing the gain in income from operations as provided in paragraph 45 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Note 1 - Summary of Significant Accounting Policies and Use of
Estimates, page F-9

56. Please disclose your revenue recognition policy in accordance
SAB
Topic 13B.
Note 2 - Concentration of Credit Risk, page F-11

57. You indicate in the last sentence of the second paragraph that you maintain an allowance for returns. Please tell us the nature of such returns given your current operations.

Financial Statements for the Year Ended September 30, 2004

Note 3 - Notes Payable, page F-25

58. Your disclosure indicates that you have entered into several new
notes during the nine-month period ended September 30, 2004
totaling
$3.3 million.  Please supplementally explain to us where the proceeds
from these notes are reflected in your Statement of Cash Flow for the
nine months ended September 30, 2004 that currently reflects
$68,750
in proceeds from notes payable.

59. Your future interim reporting should provide the detail related to your entire notes payable balance and this amount should agree with the amounts reflected in your balance sheet.

Item 17. Undertakings

60. Please add the undertakings required by Item 512(f) and (h) of Regulation S-K.

Exhibit 5.1 - Legal Opinion

61. Please revise to include a legal opinion for the common stock purchase warrants.

62. Please include an opinion that the securities will be non-assessable.

63. In the heading of the opinion you refer to a registration statement on Form SB-2. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 942-2871 or in his absence, John Cash at (202) 824-5373 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 942-0755 or in her absence, Chris
Edwards at (202) 942-2842 or me at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Englewood, Colorado 80111

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Robert R. Morris
Ready Mix, Inc.
March 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE